Seward & Kissel LLP
                              1200 G Street, N.W.
                                   Suite 350
                             Washington, D.C. 20005



                                                       August 30, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


Re:   AllianceBernstein Balanced Shares, Inc. (811-00134)
      AllianceBernstein Blended Style Series, Inc. (811-21081)
      AllianceBernstein Bond Fund, Inc. (811-02383)
      AllianceBernstein Cap Fund, Inc. (811-01716)
      AllianceBernstein Core Opportunities Fund, Inc. (811-09687)
      AllianceBernstein Corporate Shares (811-21497)
      AllianceBernstein Diversified Yield Fund, Inc.( 811-7391)
      AllianceBernstein Utility Income Fund, Inc. (811-7916)
      AllianceBernstein Exchange Reserves (811-08294)
      AllianceBernstein Fixed-Income Shares, Inc. (811-06068)
      AllianceBernstein Global Bond, Inc. (811-06554)
      AllianceBernstein Global Growth Fund, Inc. (811-21064)
      AllianceBernstein Global Real Estate Investment Fund, Inc. (811-07707) AllianceBernstein Global Thematic Growth Fund, Inc. (811-03131) AllianceBernstein Greater China '97 Fund, Inc. (811-08201)
      AllianceBernstein Growth and Income Fund, Inc. (811-00126)
      AllianceBernstein High Income Fund, Inc. (811-08188)
      AllianceBernstein International Growth Fund, Inc. (811-08426) AllianceBernstein Large Cap Growth Fund, Inc. (811-06730)
      AllianceBernstein Municipal Income Fund, Inc. (811-04791)
      AllianceBernstein Municipal Income Fund II  (811-07618)
      AllianceBernstein Small/Mid Cap Growth Fund, Inc. (811-00204) AllianceBernstein Trust (811-10221)
      The AllianceBernstein Portfolios (811-05088)

                                                       (the "Funds")

Dear Sir or Madam:

      Attached herewith for filing on behalf of each of the Funds, is a preliminary Proxy Statement under Section 14 of the Securities Exchange Act of 1934, as amended, and Rule 14a-6 thereunder.

      As we have discussed with the Staff, the Proxy Statement includes two proposals regarding certain Fund's investment advisory agreements. The first proposal, which applies to two Funds, would change the measurement period for calculating the advisory fee from a percentage of net assets as of the end of the previous calendar quarter to a percentage of average daily net assets. The latter calculation methodology is the standard measurement in the Funds' investment advisory agreements. The quarterly measurement period resulted in differences between the effective fee and the contractual fee under certain circumstances, particularly during periods of volatility in net assets. As compared to the most recent fiscal year end, the proposal would result in no change in the effective advisory fee for one Fund and an increase of 0.01% for the other Fund. There would be no changes to the contractual advisory fee or any other provisions of the investment advisory contract. We have not included fee tables in the Proxy Statement for this Proposal because they would be required for only one Fund and the increase in fee for that Fund is modest. We believe that our discussion of the Proposal clearly describes the change and its effects on the Fund. Additional fee table disclosure is, in our view, superfluous, and unwarranted, particularly for such a modest change. Our approach avoids the expense of adding seven fee tables to the Proxy Statement, one for each class of shares of the Fund.

      The second proposal, which applies to seven portfolios of a Fund (the "Portfolios"), would add a provision permitting the reimbursement to the Portfolios' adviser (the "Adviser") of certain non-advisory administrative services that the Adviser provides to the Portfolios at the request of the Portfolios. The reimbursement provision is standard in the investment advisory agreements of most Funds. The proposal would result in modest increases to the Portfolios' expense ratios and we have include a table showing the changes to the expense ratios of the Class A shares of each portfolio calculated to three decimal points, since, if calculated to two decimal places as would be required for the fee table, the increase at, current asset levels, would not be apparent for one Portfolio, would be 0.01% for four Portfolios, and 0.03% or 0.05% for the other two Portfolios. We have not included fee tables in the Proxy Statement for this Proposal because the increase in the expense ratios for the Portfolios is modest. We believe that our discussion of the Proposal clearly describes the reimbursement provision and its effects on the Portfolios' expense ratios. Additional fee table disclosure is, in our view, superfluous and unwarranted, particularly for such modest changes. Our approach avoids the expense of adding 40 fee tables to the Proxy Statement for this proposal, one for each class of shares of the Fund.

      If fee tables were added for both proposals, it would require 47 fee tables. We believe the additional expense of adding fee tables is unjustified and would not enhance shareholder understanding of the proposal.

      We appreciate your assistance in this matter. Please call Kathleen Clarke or the undersigned at (202) 737-8833 with any comments or questions.

                                                       Sincerely,


                                                       /s/ Erin Loomis
                                                       ----------------
                                                            Erin Loomis


Attachment

cc:      Kathleen K. Clarke



SK 00250 0451 1127656